                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             ALBEMARLE CORPORATION
                             ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                  012653 10 1
                                  -----------
                                 (CUSIP NUMBER)

                             Floyd D. Gottwald, Jr.
                              William M. Gottwald
                                John D. Gottwald
                               James T. Gottwald

                            330 South Fourth Street
                            Richmond, Virginia 23219
                           Telephone No. 804-788-6000
                           --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Allen C. Goolsby, Esq.
                               Hunton & Williams
                         Riverfront Plaza - East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                 March 31, 2003
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [_].

              Check the following box if a fee is being paid with
                              this statement [_].

                               Page 1 of 12 Pages

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------------------------                                 -----------------------
CUSIP NO. 012653 10 1                13D                 Page 2 of 12 Pages
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

               Floyd D. Gottwald, Jr.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

               PF
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               USA
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                902,442
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 3,817,865
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  902,442
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            3,817,865
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

               4,720,307
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [X]

               181,377 shares held by foundation
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

               11.31%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

               IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                      -------------------------
CUSIP NO. 012653 10 1                    13D                  Page 3 of 12 Pages
---------------------------------                      -------------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           William M. Gottwald
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

           PF
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           USA
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                      1,047,213
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                       1,786,913
      EACH           -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
  PERSON WITH                     1,047,213
                     -----------------------------------------------------------
                      10.    Shared Dispositive Power
                                  1,786,913
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,834,126
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           6.77%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP NO. 012653 10 1              13D                  Page 4 of 12 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           John D. Gottwald
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

           PF
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           USA
--------------------------------------------------------------------------------
                      7.    Sole Voting Power

   NUMBER OF                       733,370
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                        1,653,415
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                         733,370
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power

                                   1,653,415
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,386,785
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           5.72%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP NO. 012653 10 1                 13D          Page 5 of 12 Pages
----------------------------                       -----------------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

                James T. Gottwald
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

                PF
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

                USA
--------------------------------------------------------------------------------
                     7.   Sole Voting Power
   NUMBER OF                    598,285
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        8.   Shared Voting Power
   OWNED BY                     1,807,246
     EACH          -------------------------------------------------------------
  REPORTING          9.   Sole Dispositive Power
 PERSON WITH                    598,285
                   -------------------------------------------------------------
                     10.  Shared Dispositive Power
                                1,807,246
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                2,405,531
--------------------------------------------------------------------------------
12.   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

                5.77%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

                IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        * This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed on February 23, 2001 by Floyd D. Gottwald, Jr. and his adult sons, William M. Gottwald, John D. Gottwald and James T. Gottwald, with respect to shares of common stock, $.01 par value (the "Common Stock"), of Albemarle Corporation (the "Issuer"). The purpose for the filing of this Amendment No. 1 is to update of the reported holdings of the Common Stock of the Issuer by Floyd D. Gottwald, Jr. and his adult sons William M. Gottwald, John D. Gottwald and James T. Gottwald. Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald are referred to collectively as the "Gottwalds." There is no agreement among the Gottwalds with respect to the voting or disposition of their shares of the Issuer's Common Stock.

Item 1. Security and Issuer.

        This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2. Identity and Background.

        This statement on Schedule 13D is being filed on behalf of the Gottwalds.

        (a)-(c) The business address of Floyd D. Gottwald, Jr. is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Floyd D. Gottwald, Jr. is Vice Chairman of the Board and Chairman of the Executive Committee of the Issuer.

        The business address of William M. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of William
M. Gottwald is Chairman of the Board of the Issuer.

        The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John D. Gottwald is Chairman of the Board of Tredegar Corporation ("Tredegar"). The address of Tredegar's principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

        The business address of James T. Gottwald is 3600 River Road West, Goochland, Virginia 23063. The present principal occupation/employment of James
T. Gottwald is farming.

        (d)-(e) During the last five years, none of the Gottwalds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Gottwalds are citizens of the United States of America.

                               Page 6 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration.

        Since the filing of the Schedule 13D on February 23, 2001, the Gottwalds have acquired minor amounts of additional shares of Common Stock of the Issuer, pursuant to the Issuer's employee benefit plans. In addition, in July 2002, William M. Gottwald, John D. Gottwald and James T. Gottwald acquired 644,060 shares, 644,060 shares and 644,059 shares, respectively, of the Issuer's Common Stock in connection with the dissolution of a partnership of which they were the three general partners. Previously, when calculating the amount and percentage of shares of the Issuer's Common Stock beneficially owned by each of William M. Gottwald, John D. Gottwald and James T. Gottwald, all of the shares of the Issuer's Common Stock owned by the partnership were attributed to each of William M. Gottwald, John D. Gottwald and James T. Gottwald. The overlap in beneficial ownership caused by the partnership was eliminated in calculating the total number of shares of the Issuer's Common Stock beneficially owned by the Gottwalds.

Item 4. Purpose of Transaction.

        Except for occasional gifts and other transactions among family members:

        (i) the Gottwalds intend to hold for investment the shares of Common Stock of the Issuer that they own; and

        (ii) the Gottwalds have no present plans to acquire additional shares, or to dispose of any shares, of the Issuer's Common Stock, but reserve the right to buy or sell from time to time.

        The Gottwalds do not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans (i) to sell or transfer a material amount of the Issuer's assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors (except for the possibility of adding one or two directors to the board following the retirement of Craig R. Andersson and Charles B. Walker as directors) or management of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to make any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person,
(vi) to cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (viii) any action similar to any of those described in this Item 4.

                               Page 7 of 12 Pages

Item 5. Interest in Securities of the Issuer.

        (a) 9,135,764 shares of Common Stock of the Issuer are owned beneficially by the Gottwalds, constituting 21.83% of such shares outstanding./1//

        (b)  Number of shares as to which such persons have:

             (i)   sole power to vote or to direct the vote - 5,080,622/2//

             (ii)  shared power to vote or to direct the vote - 4,055,142/3//

             (iii) sole power to dispose of or to direct the disposition of -
                   5,080,622/2//

             (iv) shared power to dispose of or to direct the disposition of 4,055,142/3//

        /1// The filing of this statement on Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Exchange Act, the Gottwalds are the beneficial owners of the 4,055,142 shares described in Items 5(b)(ii) and
             (iv).

        /2// The adult sons of Floyd D. Gottwald, Jr., William M. Gottwald,
             John D. Gottwald and James T. Gottwald, beneficially own 2,834,126 shares (6.77%), 2,386,785 shares (5.72%) and 2,405,531 shares
             (5.77%), respectively, of the Issuer's Common Stock. The overlap in beneficial ownership caused by certain shared trust relationships has been eliminated in calculating the shares described in Items 5(a), (b)(i) and (b)(iii) above.

        /3// This amount does not include shares held by Merrill Lynch Trust
             Company as Trustee under the savings plan of the Issuer for its employees for the benefit of employees other than the Gottwalds.
             It also does not include shares held by Frank Russell Trust Company, as Trustee for the Tredegar Corporation Retirement
             Savings Plan. Shares held by the Trustee under the Issuer's savings plan for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans of the Issuer and Tredegar Corporation are voted by the Trustees in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustees voting instructions, his or her shares are generally voted by the Trustees in accordance with the recommendations of the Issuer's Board of Directors to its shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of the Issuer, they may be deemed to have the capacity to control any such recommendation of the Issuer's Board of Directors.

        (c) In the past 60 days, the Gottwalds have not engaged in any transactions in the Issuer's Common Stock, excluding the acquisition of minor amounts of Common Stock pursuant to the employee benefit plans of the Issuer.

        (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 4,055,142 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Schedule is filed.

                               Page 8 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          This statement on Schedule 13D is being filed on behalf of the Gottwalds because they could be deemed to be a group for purposes of Rule 13d-1(c) and this statement on Schedule 13D even though there is no agreement between or among them with respect to the purchase, sale or retention of the Issuer's Common Stock.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Gottwalds and any other person with respect to the securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

          1. Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 1 on Schedule 13D.

                               Page 9 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 31, 2003                               /s/ Floyd D. Gottwald, Jr.
                                             -----------------------------------
                                             Floyd D. Gottwald, Jr.


                                             /s/ William M. Gottwald
                                             -----------------------------------
                                             William M. Gottwald


                                             /s/ John D. Gottwald
                                             -----------------------------------
                                             John D. Gottwald


                                             /s/ James T. Gottwald
                                             -----------------------------------
                                             James T. Gottwald

                               Page 10 of 12 Pages

                                  EXHIBIT INDEX

Exhibit 1 Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 1 to Schedule 13D.

                               Page 11 of 12 Pages